Exhibit 23
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-145657) pertaining to the Calumet Specialty Products Partners, L.P. $750,000,000 Shelf Offering of Common Units and Debt Securities and the Registration Statement (Form S-8 No. 333-138767) pertaining to the Calumet GP, LLC Long-Term Incentive Plan of Calumet Specialty Products Partners, L.P. of our report dated November 2, 2007, with respect to the consolidated financial statements of Calumet Specialty Products Partners, L.P. and our report dated November 2, 2007, with respect to the balance sheet of Calumet GP, LLC, included in this Current Report (Form 8-K) for the year ended December 31, 2006.
/s/ ERNST & YOUNG LLP
Indianapolis, Indiana
November 2, 2007